Exhibit 99.1

Interim Consolidated Financial Statements of

NIMIN ENERGY CORP.

As at and for the periods ended June 30, 2011 and 2010

Expressed in US dollars

NiMin Energy Corp.

Consolidated Balance Sheets

June 30, 2011 and December 31, 2010

(Expressed in U.S. dollars)

(Unaudited)

	2011	2010
Assets
Current assets:
Cash and cash equivalents	$6,234,053	$9,490,005
Trade accounts receivable	3,168,688	1,823,667
Prepaid expenses	67,126	240,832
Prepaid well costs	15,875	21,378
Crude oil inventory	188,306	241,375
Other assets	1,798	1,798

Total current assets	9,675,846	11,819,055

Debt issuance costs (Note 7)	4,006,012	4,404,436
Restricted investments (Note 13)	803,469	803,469
Equipment (Note 4)	348,185	348,498
Crude oil and natural gas properties (Note 5)
Proved properties, net	73,198,563	64,055,964
Unproved properties	732,516	476,986

Total assets	$88,764,591	$81,908,408

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,478,520	$4,580,128
Accrued liabilities	4,156,370	1,069,564
Commodity derivative liability (Note 12d)	1,196,861	929,527
Current portion of long-term debt (Note 7)	1,350,000	—

Total current liabilities	9,181,751	6,579,219
Long-term debt (Note 7)	34,650,000	36,000,000
Asset retirement obligations (Note 8)	994,752	1,309,789
Non-current commodity derivative liability (Note 12d)	474,873	310,757
Options (Note 9c)	279,808	—
Warrants (Note 9d)	2,815,683	5,631,515

Total liabilities	48,396,867	49,831,280

Commitments and contingencies (Notes 11 and 12)
Stockholders’ equity:

Common stock, no par value, unlimited shares authorized, issued and outstanding 66,741,876 as of June 30, 2011 and 61,690,977 as of December 31, 2010 (Note 9)	105,074,828	93,107,905
Additional paid in capital	10,661,268	9,861,010
Accumulated deficit	(75,368,372)	(70,891,787)

Total stockholders’ equity	40,367,724	32,077,128

Total liabilities and stockholders’ equity	$88,764,591	$81,908,408

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.

Consolidated Statements of Operations and Comprehensive Loss

For the three and six months ended June 30, 2011 and 2010

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Petroleum and natural gas revenues	$5,704,103	$3,240,558	10,936,376	$6,845,709

Expenses:
Operating costs	2,907,296	1,696,634	4,904,535	3,949,623
General and administrative (Note 9c)	1,576,382	2,399,559	4,110,066	4,188,748
Depreciation, depletion, amortization, and accretion	778,955	888,420	1,569,988	1,726,780
(Gain)/Loss on crude oil derivative contract (Note 12d)	(1,501,662)	(1,160,206)	1,133,309	(1,238,996)

	3,760,971	3,824,407	11,717,898	8,626,155

Income (loss) before other items	1,943,132	(583,849)	(781,522)	(1,780,446)

Interest income	14,542	—	27,170	9,598
Interest expense	(1,352,032)	(2,719,140)	(2,630,690)	(4,074,709)
Foreign exchange gain (loss)	(299)	471,459	164,589	189,718
Change in fair value of options (Note 9c)	63,176	—	63,176	—
Change in fair value of warrants (Note 9d)	3,175,483	242,174	(1,394,054)	2,845,370
Other	(13,178)	129,890	(95,058)	129,890

	1,887,692	(1,875,617)	(3,864,867)	(900,133)

Income (loss) before taxes	3,830,824	(2,459,466)	(4,646,389)	(2,680,579)
Income tax expense (Note 10)	—	—	—	—

Net income (loss) and comprehensive income (loss)	3,830,824	(2,459,466)	(4,646,389)	(2,680,579)

Basic income/(loss) per share	$0.06	$(0.05)	(0.07)	$(0.05)

Diluted income per share	$0.01

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2011 and 2010

(Expressed in U.S. dollars)

(Unaudited)

	Six months ended June 30,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$(4,646,389)	$(2,680,579)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization, and accretion	1,569,988	1,726,780
Change in fair value of options	(63,176)	—
Change in fair value of warrants	1,394,054	(2,845,370)
Unrealized foreign exchange (gain) loss	(164,589)	(189,718)
Stock-based compensation	1,334,068	1,468,038
Unrealized (gain) loss on crude oil derivative contract	356,446	(936,326)
Non-cash interest expense	398,424	2,696,298
(Increase) decrease in non-cash working capital:
Trade accounts receivable	(1,345,021)	(132,031)
Prepaid expenses	173,706	(141,268)
Crude oil inventory	53,069	28,331
Accounts payable and accrued liabilities	1,060,203	515,388

Net cash provided by (used in) operating activities	120,783	(490,457)

Cash flows from investing activities:
Purchase of and expenditures on crude oil and natural gas properties	(11,213,640)	(3,300,101)
Purchase of equipment	(63,699)	(70,134)
Increase in restrictive investments	—	(345,759)

Net cash used in investing activities	(11,277,339)	(3,715,994)

Cash flows from financing activities:
Issuance of long-term debt	—	30,101,471
Repayment of short-term debt	—	(22,024,020)
Proceeds from issuance of common shares (net of costs)	7,736,015	10,095,403

Net cash provided by financing activities	7,736,015	18,172,854

Change in cash and cash equivalents during the period	(3,420,541)	13,966,403
Cash and cash equivalents at beginning of the period	9,490,005	3,142,218
Foreign exchange on cash and cash equivalents	164,589	—

Cash and cash equivalents at end of the period	$6,234,053	$17,108,621

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,231,507	$1,339,800

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.

Consolidated Statements of Stockholders’ Equity

Six months ended June 30, 2011

(Expressed in U.S. dollars)

(Unaudited)

	Common Stock
	Shares	Amount	Additional Paid in Capital - Warrants	Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at December 31, 2009	52,410,977	83,106,467	509,960	6,559,447	(58,505,342)	31,670,532

Exercise of options	80,000	74,552				74,552
Warrants expired			(584,942)	584,942		—
Reclassified from warrant liability			74,982			74,982
Issuance of common stock	9,200,000	11,018,492				11,018,492
Stock issuance cost		(1,091,606)				(1,091,606)
Stock-based compensation				2,716,621		2,716,621
Net loss					(12,386,445)	(12,386,445)

Balance at December 31, 2010	61,690,977	93,107,905	—	9,861,010	(70,891,787)	32,077,128

Exercise of options	29,999	59,436		(21,022)		38,414
Warrants exercised	5,020,900	7,697,601				7,697,601
Reclassified from warrant liability		4,209,886				4,209,886
Reclassified to options liability				(512,788)	169,804	(342,984)
Stock-based compensation				1,334,068		1,334,068
Net loss					(4,646,389)	(4,646,389)

Balance at June 30, 2011	66,741,876	$105,074,828	$—	$10,661,268	$(75,368,372)	$40,367,724

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

1	Description of the business

NiMin Energy Corp. (the “Company” or “NiMin”) is incorporated under the laws of the province of Alberta, Canada. The principal business of the Company is conducted through its wholly owned subsidiary, Legacy Energy, Inc. (“Legacy”), a Delaware Corporation engaged in the exploration, development, and production of crude oil and natural gas properties in the states of California, Louisiana and Wyoming.

The Company filed a Form 20-F Registration Statement to register its common shares with the United States Securities and Exchange Commission (the “SEC”) which became effective on December 19, 2010.

2	Basis of Presentation

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with U.S. GAAP and on a basis consistent with the Company’s audited December 31, 2010 consolidated financial statements except certain annual disclosures have been condensed or omitted. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the notes contained in the Company’s audited December 31, 2010 consolidated financial statements. In the opinion of management, these interim consolidated financial statements contain all adjustments of a normal and recurring nature necessary to present fairly the Company’s financial position as at June 30, 2011, and the results of its operations and cash flows for the three and six months ended June 30, 2011 and 2010. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the year ending December 31, 2011. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of periodic financial statements necessarily involves the use of estimates and approximations. Accordingly, actual results could differ from those estimates.

These unaudited interim consolidated financial statements of the Company are presented in U.S. dollars as substantially all of the Company’s operations are located in the United States.

3	Future Accounting Pronouncements

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its consolidated results of operations, financial position and cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on current or future earnings or operations.

4	Equipment

	June 30, 2011	December 31, 2010
Equipment	$683,590	$619,892
Accumulated depreciation	(335,405)	(271,394)

Net book value	$348,185	$348,498

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

5	Crude Oil and Natural Gas Properties

	June 30, 2011	December 31, 2010

Proved properties	$127,411,682	$116,799,184
Less: accumulated depletion of oil and gas properties	(12,027,319)	(10,557,420)
Less: accumulated impairments	(42,185,800)	(42,185,800)

Proved properties, net	$73,198,563	$64,055,964

Unproved properties, not being depleted	$732,516	$476,986

As of June 30, 2011, crude oil and natural gas properties include $732,516 (December 31, 2010 - $476,986) relating to unproved properties have been excluded from the depletion calculation. At June 30, 2011, future development costs related to the development of proved reserves of $77.55 million (December 31, 2010 - $87.84 million) are included in the depletion calculation. For the three months ended June 30, 2011, the Company’s depletion rate was $11.04 per barrel of oil equivalent (“boe”) ($12.45 per boe for the three month ended June 30, 2010). For the six months ended June 30, 2011, the Company’s depletion rate was $11.02 per boe ($12.52 per boe for the six month ended June 30, 2010).

The following is a summary of the Company’s crude oil and natural gas properties not subject to amortization as of June 30, 2011:

		Costs Incurred In
	Total	2011	2010	2009	Prior to 2009
Acquisitions	$—	$—	$—	$—	$—
Exploration	—	—	—	—	—
Development	732,516	481,421	147,898	103,197	—

Total	$732,516	$481,421	$147,898	$103,197	$—

The Company expects that substantially all of its unproved property costs in the U.S. as of June 30, 2011 will be reclassified to proved properties within ten years.

In the periods ended June 30, 2011 and December 31, 2010, there was no write down required to the carrying amount of the crude oil and natural gas properties.

6	Short-Term Debt

In December 2009, the Company entered into a credit agreement with a private lending company, (the “PLC”) where the PLC syndicated a loan to the Company in an aggregate amount of US$5,500,000 and CDN$17,534,550 (US$ 16,713,738). Concurrent with the borrowing, the Company issued 2,566,666 Common Shares to the PLC at a price of CDN $1.15 (US$1.07) per share which were recorded as prepaid interest expense and were being amortized to earnings over the term of the loan. Interest on the outstanding principal amount was calculated daily and compounded monthly and payable on a monthly basis at 12% per annum (see note 14). On June 30, 2010, the Company paid in full the outstanding interest and principal amount of US$22,024,020, and expensed the remaining prepaid interest.

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

7	Long-Term Debt

On June 30, 2010, the Company entered into a senior secured loan (the “Senior Loan”) in the amount of $36 million from a U.S. based institutional private lender (the “Lender”). The Company borrowed $36 million subject to an original issuer discount of 7.5%, a commitment fee of 1%, a placement fee of 1% and a transaction fee of 3%. Debt issuance costs of $4.9 million were incurred and are being amortized to net income on an effective interest basis.

The Senior Loan has a 12.5% fixed interest rate and a term of five years. Interest is payable quarterly beginning September 30, 2010. Principal is payable quarterly beginning June 29, 2012 in the following annual amounts:

Year	Total
2012	$4,050,000
2013	5,400,000
2014	6,750,000
2015	19,800,000

$36,000,000

At June 30, 2011, the fair value of the Senior Loan is $35.4 million. Fair value is based on level 2 inputs under the fair value hierarchy.

The Senior Loan is secured by all of the Company’s assets. The loan may be repaid after June 30, 2013, without a pre-payment penalty or make whole provision. Prior to June 30, 2012, in the event of prepayment, the Company will be required to pay a make whole provision compensating the Lender for all unpaid interest. From July 1, 2012 to June 30, 2013, a 2% prepayment premium will be assessed on any outstanding principal being repaid in excess of the scheduled repayments noted above.

The Company used the net proceeds of the Senior Loan to repay the existing short-term debt (see note 6) and the remaining proceeds are being utilized for the Company’s capital expenditure program in Wyoming and California. The Company is required to meet certain financial based covenants under the terms of this facility and was committed to drill a minimum of seven development wells on the Ferguson Ranch Field and total capital expenditures were limited to an amount no greater than $12 million from the date of the loan until December 31, 2010, and total capital expenditures are limited to an amount no greater than $25 million for the year ended December 31, 2011. The Senior Loan has a material adverse change clause relating to financial stability and for which the Lender can ultimately demand immediate repayment in the event of default.

8	Asset Retirement Obligations

The Company’s asset retirement obligations are based on net ownership in wells and facilities and management’s estimate of the timing and expected future costs associated with site reclamation, facilities dismantlement and the plugging and abandonment of wells.

The following table provides a reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of property and equipment:

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

	Period ended June 30, 2011	Year ended December 31, 2010
Balance, beginning of period	$1,309,789	$1,220,046
Liabilities incurred	71,699	17,743
Change in estimate	(422,814)	—
Liabilities settled	—	(9,110)
Accretion expense	36,078	81,110

Balance, end of period	$994,752	$1,309,789

The present value of the asset retirement obligation is determined using an annual credit adjusted discount rate ranging from 7.3% - 12.5% per annum (2010 – 7.3%-12.5%). The Company estimates the total future amount of cash flows inflated at 2% annually required to settle its asset retirement obligations is approximately $6.7 million which will be incurred between 2012 and 2037.

9	Share Capital

a.	Authorized and Outstanding

Common Shares

NiMin is authorized to issue an unlimited number of Common Shares. As of June 30, 2011, 66,741,876 Common Shares were issued and outstanding and as of December 31, 2010, 61,690,977 Common Shares were issued and outstanding.

Preferred Shares

NiMin is also authorized to issue an unlimited number of Preferred Shares issuable in series. As of June 30, 2011, and December 31, 2010, no Preferred Shares have been issued.

b.	Issued

In September 2009, the Company completed a public offering of units of the Company (“Units”), each Unit consisting of one Common Share and one warrant (“Warrant”) to acquire one Common Share for an offering price of CDN $1.25 per Unit (USD $1.13). The Company issued 11,324,900 Units for aggregate gross proceeds of CDN $14,156,125 or USD $13,078,573, net of CDN $2,265,671 or USD $2,085,777 of offering costs. The warrants are exercisable at CDN $1.55 on or before September 6, 2011, subject to certain acceleration provisions. Offering costs include a fee of 4.5% on CDN $3,273,625 of Units sold by a sub-agent, paid by the issuance of 117,851 Units issued on the same terms and conditions as the Units issued pursuant to this offering.

In May 2010, NiMin completed a public offering of Common Shares for an offering price of CDN $1.25 per share. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of CDN $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.

During the six months ended June 30, 2011, 5,020,900 Common Shares have been issued pursuant to the exercise of Warrants issued in connection with the September 2009 public offering at the exercise price of CDN $1.55 per Common Share.

c.	Stock Option Plan

The Company established a stock option plan whereby options to purchase Common Shares may be granted to the Company’s directors, officers, employees and consultants. The exercise prices of stock options are

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

denominated in Canadian dollars. The number of Common Shares issuable under the Company’s stock option plan cannot exceed 15% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company’s stock on the date of grant and the option has a maximum life of ten years. The vesting period is determined by the Board of Directors at the time of grant. Options issued by the Company generally vest one-third on the first, second, and third anniversary of the date of grant.

The following table sets forth a reconciliation of the stock option activity for the periods ended June 30, 2011, and December 31, 2010:

	Number of options	Weighted Average Exercise Price (CDN$)
Stock options outstanding at December 31, 2009	7,695,000	1.25

Exercised	(80,000)	0.94
Forfeited	(310,000)	1.37
Issued	50,000	1.25

Stock options outstanding at December 31, 2010	7,355,000	1.25

Exercised	(29,999)	1.25
Forfeited	—	—
Issued	1,150,000	1.63

Stock options outstanding at June 30, 2011 (i)	8,475,001	1.30

(i)	The exercise price of 1.2 million stock options relating to a former employee that transitioned to a consulting role is denominated in Canadian dollars, which is not the functional currency of the Company (which is the U.S. dollar). As a result, the applicable 400,000 vested options are classified as a liability on the balance sheet and recorded at their fair value at the end of each period and the change in fair value is recognized in earnings.

At June 30, 2011, stock options to purchase Common Shares were exercisable as follows:

Weighted Exercise Price (CDN$)	Number of Options Outstanding	Exerciseable	Average Contractual Life (Years)
1.30	8,475,001	2,398,324	8.50

Intrinsic Value	$3,457,900	$1,103,234

All options granted during the period had an estimated fair value determined using the Black-Scholes Merton model (“Black-Scholes Model”) using the following weighted average assumptions.

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

Grant Date	Expected Life	Weighted Average Risk Free Interest Rate	Weighted Average Volatility	Dividend Yield	Fair Value per Option
2009	6 years	3.04%	61.81%	—	$0.69
2010	5 years	1.79%	89.90%	—	$0.70
2011	5 years	1.66%	90.50%	—	$0.95

Total compensation expense is amortized over the vesting period of the options. Compensation expense of $637,622 has been recognized in the three month period ended June 30, 2011, ($768,436 for the three month period ended June 30, 2010) and $1,334,068 has been recognized in the six month period ended June 30, 2011, ($1,468,038 million for the six month period ended June 30, 2010) based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

As of June 30, 2011, total unrecognized compensation cost related to unvested stock options was $3,707,947. This amount is expected to be recognized as stock-based compensation expense in the statements of operations over the remaining weighted average vesting period of 2 years.

	Number of Unvested Options	Weighted Average Grant - Price per Option (CDN$)
Balance December 31, 2009	7,582,500	$1.28

Vested	(2,596,667)	1.26
Granted	50,000	1.25
Forfeited	(102,500)	1.34

Balance December 31, 2010	4,933,333	$1.25

Vested	(6,656)	1.25
Granted	1,150,000	1.63
Forfeited	—	—

Balance June 30, 2011	6,076,677	$1.32

When stock options are exercised the Company issues common shares from treasury.

d.	Warrants

Each warrant is exercisable by the holder thereof to acquire one Common Share at any time before the expiry date, after which time the warrants expire and become null and void. The Warrants issued in connection with the September 2009 public offering are subject to the provision that the Warrants may expire early in the event the Common Shares have a closing price greater than CDN$2.10 per share for a period of 20 consecutive trading days, whereupon the Company will have the right to provide written notice to the holders of Warrants to accelerate the expiry to a date which is 30 days from the date of such notice.

The following table sets forth a reconciliation of the warrant activity for the periods ended June 30, 2011, and December 31, 2010:

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

	Number of Warrants	Amount ($)	Weighted Average Exercise Price (CDN$)
Warrants outstanding at December 31, 2009	13,641,150	509,960	1.65

Expired	(1,291,809)	(584,942)	2.31
Reclassified from warrant liability (i)		74,982

Warrants outstanding at December 31, 2010	12,349,341	—	1.58

Exercised	(5,020,900)	—	1.55

Warrants outstanding at June 30, 2011	7,328,441	—	1.60

(i)	The exercise price of the warrants is denominated in Canadian dollars, which is not the functional currency of the Company (which is the U.S. dollar). As a result, the warrants are classified as a liability on the balance sheet and recorded at their fair value at the end of each period and the change in fair value is recognized in earnings.

The fair value of warrants outstanding was calculated using the Black-Scholes Model using the following weighted average assumptions:

	Weighted Average Expected Life	Weighted Average Risk Free Interest Rate	Weighted Average Volatility	Dividend Yield
December 31, 2010	1.75	1.46%	85.90%	—
June 30, 2011	0.82	1.58%	64.00%	—

At June 30, 2011, the fair value of the warrant liability was $2.82 million, with a gain of $3.18 million recognized in current period earnings during the three months ended June 30, 2011, and a charge of $1.39 million recognized in earnings during the six months ended June 30, 2011. At June 30, 2010, a gain of $242,174 recognized in earnings during the three months ended June 30, 2010, and a gain of $2.85 million recognized in earnings during the six months ended June 30, 2010.

The following table summarizes NiMin’s warrants exercisable at June 30, 2011:

Expiration Date	Number of Warrants	Exercise Price (CDN$)
March 10, 2016	581,590	1.72
October 15, 2017	325,000	2.48
September 6, 2011	6,421,851	1.55

	7,328,441

e.	Per Share Amounts

Basic net income (loss) per share are computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share are calculated using the treasury stock method to determine the dilutive effect of the stock options. The treasury stock method assumes that the proceeds received from the exercise of “in the money” stock options and warrants are used to repurchase common shares at the average market price during the period. The weighted average number of shares assumed to be outstanding was as follows:

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net income (loss)	$3,830,824	$(2,459,466)	$(4,646,389)	$(2,680,579)
Basic shares outstanding	66,737,876	54,319,142	65,685,876	55,491,533
Diluted shares outstanding	67,338,751	54,319,142	65,685,876	55,491,533

Net income (loss) per basic share	$0.06	$(0.05)	$(0.07)	$(0.05)

Net income assuming dilution	655,341

Net income (loss) per diluted share	$0.01

Potential common shares from the exercise of stock options and warrants were excluded from the diluted loss per share calculation because their effect was anti-dilutive as a result of the Company’s net loss for the three months ended June 30, 2010, and six months ended June 30, 2011 and 2010.

10	Income Taxes

At June 30, 2011, the Company had estimated non-capital losses of approximately $89 million (December 31, 2010 - $76.6 million) available to reduce future taxable income that expire between 2027 and 2031. The benefit of these losses has not been recognized in these financial statements as a full valuation allowance has been taken.

11	Commitments

The Company entered into operating lease arrangements for office space for the headquarters in Carpinteria, California and for a field office in Cody, Wyoming in February 2010. The future minimum lease payments by calendar year are as follows:

Year	Total
2011	$57,932
2012	$117,778
2013	$27,630
2014	$9,600

The Company’s Senior Loan has a 12.5% fixed interest rate payable quarterly with a term of five years (see note 7). The future interest rate payments by calendar year are as follows:

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

Year	Total
2011	$2,268,493
2012	$4,372,746
2013	$3,739,007
2014	$3,021,473
2015	$1,171,233

12	Financial Instruments

a.	Fair Value

The Company’s financial instruments consist of cash and cash equivalents, trade accounts receivable, commodity derivative liabilities, restricted investments, accounts payable and accrued liabilities, warrants, and long-term debt. For all periods presented, the fair value of financial instruments approximated their carrying values due to their near term maturity, except for long-term debt where the fair value was determined using quoted borrowing rates and therefore was considered level 2, the fair value of the commodity derivative was based on estimated forward commodity prices and therefore was considered level 2, and warrants and options where the fair value was calculated using the Black-Scholes Model and therefore was considered level 3.

b.	Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and from petroleum and natural gas marketers.

The majority of the Company’s receivables are within the oil and gas industry, primarily from its industry partners. The receivables are not collateralized. To date, the Company has experienced minimal bad debts, and has no allowance for doubtful accounts. The majority of the Company’s cash and cash equivalents are held by two financial institutions, one in the U.S. and the other in Canada. As of June 30, 2011, and December 31, 2010, the accounts receivable balances are substantially all from the sale of oil and gas. All receivables are current and therefore, no provision was determined to be required.

The carrying amount of trade accounts receivable, cash and cash equivalents and restricted investments represents the maximum credit exposure.

Our economic hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a contract. We use master agreements which allow us, in the event of default, to elect early termination of all contracts with the defaulting counterparty. If we choose to elect early termination, all asset and liability positions with the defaulting counterparty would be net settled at the time of election. We also monitor the creditworthiness of our counterparty on an ongoing basis. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions. If the creditworthiness of our counterparty, deteriorates and results in its nonperformance, we could incur a significant loss.

Some of our customers may be experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of our customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

c.	Liquidity Risk

Liquidity risk includes the risk that, as a result of operational liquidity requirements there will not be sufficient funds to settle a transaction on the due date; the Company will be forced to sell financial assets at a value which is less than fair value; or the Company may be unable to settle or recover any part of a financial asset.

The Company’s operating cash requirements including amounts projected to complete our existing capital expenditure program are continuously monitored and adjusted as input variables change. These variables include but are not limited to, available bank lines, oil and natural gas production from existing wells, results from new wells drilled, commodity prices, cost overruns on capital projects and changes to government regulations relating to prices, taxes, royalties, land tenure, allowable production and availability of markets. As these variables change, liquidity risks may necessitate the need for the Company to conduct equity issues or obtain project debt financing. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of financial liabilities and associated payments as of June 30, 2011:

Financial Liability	< 1 Year	1-2 Years	3-5 Years	Thereafter
Accounts payable	$2,478,520	—	—	—
Accrued liabilities	4,156,370	—	—	—
Commodity derivative liability	1,196,861	474,873	—	—
Long-term debt - principal	1,350,000	11,250,000	23,400,000	—
Interest payable on long-term debt	4,506,198	7,477,712	2,589,041	—
Options (i)		279,808
Warrants (ii)	1,736,884	—	—	1,078,799

Total	$15,424,833	19,482,393	25,989,041	1,078,799

(i)	Based upon the expiration date of the underlying options (see note 9c).
(ii)	Based upon the expiration date of the underlying warrants (see note 9d).

d.	Commodity Price Risk Management

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

In January of 2010, the Company entered into a derivative financial contract for the sale of 7,500 barrels of NYMEX West Texas Intermediate crude oil production per month at a fixed rate of $85.10 per barrel until December 2011.

In December 2010, the Company entered into a derivative financial contract for 125 Bbls of oil per day for 2011 and 250 Bbls of oil per day for 2012 at a fixed rate of $90.40 per barrel.

For the three months ended June 30, 2011, the Company’s change in derivative contracts included a realized loss of $531,070 and an unrealized gain of $2.03 million. For the three months ended June 30, 2010, the Company’s change in derivative contracts included a realized gain of $159,015 and an unrealized gain of $1 million.

NiMin Energy Corp.

Notes to Interim Consolidated Financial Statements

For the Periods Ended June 30, 2011 and 2010

For the six months ended June 30, 2011, the Company’s change in derivative contracts included a realized loss of $776,863 and an unrealized loss of $356,446. For the six months ended June 30, 2010, the Company’s change in derivative contracts included a realized gain of $302,670 and an unrealized gain of $936,326.

The financial contract is classified as held for trading and is recorded at fair value on the consolidated balance sheet. At June 30, 2011, the fair value is calculated based on the future prices of crude oil at June 30, 2011, for the remaining term of the contract at present value. Fair value is based on level 2 inputs under the fair value hierarchy. As of June 30, 2011, if oil prices had been higher by $1.00 per Bbl with all other variables held constant, the net change in the fair value of the commodity derivative liability would have been higher by approximately $154,644.

13	Supplemental Cash Flow Information

At June 30, 2011, the Company holds $803,469 of restricted investments, held in bonds for the right to operate in the states of California and Wyoming.

14	Related Party Transactions

During the first quarter of 2010, the Company entered into a credit agreement with the PLC in which a director of the Company is the President of the PLC (see note 6). The transaction was recorded at the amount negotiated and agreed to by the two parties. On June 30, 2010, the Company paid in full the interest and principal outstanding on the short-term debt. For the periods ended June 30, 2010 and 2009, the Company recorded interest expense of $4.07 million and $Nil on this credit agreement.

15	Subsequent Events

As of August 12, 2011, an additional 258,500 Common Shares have been issued since June 30, 2011, pursuant to the exercise of Warrants issued in connection with the September 2009 public offering at the exercise price of CDN $1.55 per Common Share.